The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

PUBLIC FLOAT - WAIVER IN RESPECT OF SUNDAY SHARES

SUNDAY has been granted a waiver by the Stock Exchange under Rule 8.08(1)(c) of the Listing Rules from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period of one month upon the expiry of the existing waiver on 8th October, 2005.

Reference is made to the joint announcements of SUNDAY, PCCW Mobile and PCCW on 9th September, 2005 and 27th September, 2005 (the "Announcements"). Unless otherwise defined herein, capitalized terms and expressions shall have the same meanings as used in the Announcements.

PUBLIC FLOAT - WAIVER IN RESPECT OF SUNDAY SHARES

In light of the Proposal and the Scheme, SUNDAY has been granted a waiver by the Stock Exchange under Rule 8.08(1)(c) of the Listing Rules from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period of one month upon the expiry of the existing waiver on 8th October, 2005.

Rule 8.08(1)(a) of the Listing Rules requires that at least 25% of SUNDAY's total issued share capital must at all times be held by the public. Further, under the Listing Rules, for so long as less than 25% of the Shares are held by the public, the Stock Exchange will monitor closely all trading in Shares to ensure a false market in Shares does not develop and may suspend the Shares if there is any unusual price movement.

By Order of the Board
SUNDAY Communications Limited
Raymond Wai Man Mak
Company Secretary

Hong Kong, 10th October, 2005

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-Executive Director:
Hongqing Zheng

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the SUNDAY Group, the omission of which would make any statement in this announcement misleading.